H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

September 12, 2008

RE:	Signet Group plc

Form 20-F for Fiscal Year Ended February 3, 2008

Filed May 9, 2008

File No. 001-32349

Dear Mr. Owings,

Thank you very much for your letter dated August 25, 2008 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Form 20-F (the “2007/08 Form 20-F”) for the fiscal year ended February 3, 2008 of Signet Group plc (the “Company”).

Please find attached the Company’s responses to the comments raised in your letter. To facilitate the Staff’s review, the Company has reproduced the captions and numbered comments from the Staff’s comment letter below in italics. The Company’s response follows each comment.

Form 20-F for Fiscal Year Ended February 2, 2008

Exhibit 15.3

Directors Remuneration Report, page 67

Directors’ Interests in Shares, page 76

1.	Please provide the percentage ownership of each of the directors listed in the table on page 79 in accordance with Item 6E of Form 20-F.

The Company will include the percentage ownership of the directors in future filings with the Commission.

Note 1. Principal accounting policies, page 86

(a) Basis of preparation, page 86

2.

Please explain to us in greater detail the facts and circumstances leading to your election to change your reporting and functional currency from UK pounds to US dollars. In particular, address why the timing of the change in February 2007 was appropriate as opposed to some earlier date. We may have further comment.

As the Group developed, an increasing proportion of the business became denominated in US dollars and by fiscal year 06-07 over 70% of the Group’s sales, operating profit and net assets, including predominantly all of its borrowings, were denominated in US dollars. In order to better reflect its underlying performance given these changes in its business, the Company announced on November 2, 2006 that it would seek to re-denominate its Ordinary Shares from sterling into US dollars and change its presentational currency to US dollars. Financial information for prior periods has been restated from UK pounds to the new presentational currency, US dollars, in accordance with IAS 21.

The directors sought and received, at an extraordinary general meeting on 12 December 2006, shareholder approval for the parent company to re-denominate its share capital into US dollars, subject to Court approval. Court approval was given on February 5, 2007 and therefore became effective on that date with dealings in the new dollar denominated shares commencing also on February 5, 2007.

The Company reconsidered the functional currency of the parent in light of these changes. It determined that following the redenomination of the share capital on February 5, 2007 and the decision to declare future dividends in US dollars the functional currency of the parent had changed to US dollars from the commencement of its 07/08 fiscal year being February 4, 2007.

Note 21. Employee benefit costs – pension schemes, page 104

3.	Since you incorporate by reference Form 20-F in registration statements on Form

S-8, you may have to name and file the written consent of the independent qualified actuary you reference to the extent they qualify as an expert. In this regard, please explain the nature and extent of the actuary’s involvement in your decision-making process as it relates to the matter in which the actuary partook. Alternatively, you may remove the reference to the independent qualified actuary. If you do not believe a consent is required, please explain in detail. Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

The Company will remove the reference to the independent qualified actuary in future annual reports filed with the Commission.

Note 27. Share options, page 113

4.

Reference is made to your disclosure on page 90 that a liability is recognized for cash settled share schemes. In this regard, for each share-based payment arrangement, please disclose whether settlement will be in cash or shares. Additionally, disclose the vesting requirements for each arrangement. Refer to paragraph 45(a) of IFRS 2. Furthermore for liabilities arising from share-based payment transactions, please disclose the total carrying amount at the end of the period and the total intrinsic value at the end of the period of liabilities for which the counterparty’s right to cash or other assets had vested by the end of the period. Refer to paragraph 51(b) of IFRS 2.

The Company wishes to clarify that all share schemes in which its employees participate are share settled. The reference to “cash settled schemes” on page 90 relates to the Long Term Incentive Plan (“LTIP”), under which participants receive a proportion of their award as a cash bonus.

The cash bonus element of the LTIP is calculated as a fixed percentage of the participants’ salaries and is entirely separate from the share option awards. There is no cash alternative for any of the Company’s share scheme awards. We will ensure that this point is clarified in future filings.

The Company refers to pages 71 - 74 and pages 113 – 115, where further details are given for all Company share schemes, including the vesting criteria applicable for each scheme. We will include the vesting criteria in note 27 in future annual reports.

The Company can confirm that it has no share schemes qualifying as “liability” schemes under IFRS. The Company accepts that the wording on page 90 is open to misinterpretation and will reword it to ensure that this point is clarified in future filings.

Shareholder Information, page 129

Information on Share Buyback Programme, page 131

5.	Please revise the table on page 131 to conform to the requirements of Item 16E of Form 20-F.

The Company will conform the table to these requirements in future filings with the Commission, to the extent applicable in connection with any future share buyback programs.

In responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any questions arise in connection with this response letter, please contact the undersigned at 011-44-870-909-0301 or Michael Brady of Weil, Gotshal & Manges, at 011-44-207-903-1071. You may also address queries to Mike Maloney of KPMG in London at 011-44-207-311-1000.

Sincerely,

/s/  Walker Boyd

Walker Boyd

Group Finance Director

Signet Group plc

cc	Michael Brady, Weil, Gotshal & Manges

Mike Maloney, KPMG